Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Call Notice ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETINGS The stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to attend the Annual and Extraordinary General Stockholders’ Meetings to be exclusively held online on April 26, 2022, at 11:00 a.m. and 11:10 a.m., respectively, with the purpose to: Annual General Stockholders’ Meeting – 11:00 a.m. 1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2021; 2. resolve on the allocation of profit for the year; 3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors and the Supervisory Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and No. 282/98, for the adoption of a multiple voting process for election of members to the Company’s Board of Directors, the requesting stockholders must represent at least five percent (5%) of voting capital; and 4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Supervisory Council members. Extraordinary General Stockholders’ Meeting – 11:10 a.m. 1. amend the Bylaws, as follows: (a) in item 6.8, V, set the period of twenty one (21) days in advance to call the Company’s General Stockholders’ Meeting; (b) in items 7.1, 7.1.1, 7.1.3, 7.1.4 and 7.1.5, adjust the wording of the composition and term of office of the Audit Committee members; and (c) in article 10, improve the wording of the rule of the Company’s representation; 2. consolidate the Bylaws, by including the amendments mentioned in item “1” above; and 3. update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of stock to management members and employees of the Company and its direct or indirect controlled companies. The full description of the matters proposed, as well as their justification, is found in the General Stockholders’ Meetings’ Manual. The documents to be reviewed at the Stockholders’ Meeting are available to stockholders on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br;). Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. The Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 23, 2022, via email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: A digital copy of the ID document bearing the stockholder’s picture.

page 2 Stockholders may be represented at the Stockholders’ Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we require that any documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company’s management member or a lawyer. a) Legal Entities: a notarized copy of the articles of incorporation/bylaws of the legal entity represented, proof of election of management members and the corresponding proxy with signature notarized by a notary’s office. b) Individuals: a proxy with signature notarized by a public notary’s office. To facilitate the running of the General Stockholders´ Meeting, the Company recommends that stockholders represented by proxies send a copy of the documents listed above up to April 23, 2022 to email drinvest@itau-unibanco.com.br. To encourage stockholders to participate in General Stockholders’ Meetings, the Company has implemented a remote voting system, in accordance with CVM Instruction No. 481/09, as amended, making it possible for remote voting forms to be sent (i) directly to the Company, or (ii) to the stockholders’ custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution engaged by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders’ Meeting’s Manual. São Paulo (SP), March 25, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence